UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 2, 2024, announcing the results of the registrant’s annual general assembly for the year 2023.

Istanbul, May 2, 2024

Announcement Regarding the Results of the Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company pertaining to the year 2023, which was held on May 2, 2024:

•	The consolidated financial statements relating to fiscal year 2023 were approved.

•	The Board Members were individually released from activities and operations of the Company pertaining to the year 2023.

•	The limit for donations for 2024 was determined to be up to one percent (1%) of the Turkcell Turkiye segment revenue, as per our Company’s consolidated annual financial statements relating to the previous fiscal year, prepared in accordance with the Capital Markets Board regulation.

•	Regarding the agenda item on the election of the members of the Board of Directors; among the candidates proposed by TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş., the holder of group A shares of our Company, Şenol Kazancı, Ayşe Nur Bahçekapılı, Figen Kılıç, Nail Olpak and Melikşah Yasin were elected, as well as Salim Arda Ermut for other Board of Director membership, and Mehmet Naci İnci, İdris Sarısoy and Serdar Çetin were elected as independent members of the Board of Directors, provided that the Capital Markets Board of Türkiye has not expressed any negative opinion about their candidacy, to serve for 3 years.

•	It was decided to pay a monthly net compensation of TRY 150 thousand to the Chairman and each member of the Board of Directors, with such compensation to be increased at the rate of the average wage increases carried out for the company’s employees.

•	Güney Bağımsız Denetim ve SMMM A.Ş. was elected as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2024.

•	Following the voting of the Board of Directors’ decision regarding the agenda item on the distribution of dividend for fiscal year 2023; the distribution of a dividend in gross amount of TRY 6,276,998,060, equivalent to a gross cash dividend of TRY 2.8531809 (net TRY 2.5678628) per ordinary share with a nominal value of TRY 1, to the shareholders on December 5, 2024, in accordance with the announced dividend distribution table and dividend per share table, was approved.

•	Board Members were permitted to be active in areas falling within or outside the scope of the Company's operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code.

Herewith enclosed as an annex is the Dividend Distribution Table.

The minutes and the list of participants at the General Assembly are available in Turkish on our company website.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2023 DIVIDEND DISTRIBUTION TABLE (TRY)

1)	Paid / Issued Capital	2,200,000,000
2)	Total Legal Reserves (in accordance with statutory records)	2,315,682,784
	If there is information about privilege in dividend distribution in accordance with the Articles of Association	

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)
3)	Profit for the period		7,878,104,955		2,328,965,870
4)	Tax (-)		- 4,675,891,166		-
5)	Net Profit for the period (=)	*(3-4)*	12,553,996,121	*(3-4)*	2,328,965,870
6)	Prior Years' Loses (-)		-		-
7)	Primary Legal Reserves (-)	*((5YK-6YK)*0.05)*	-	*((5YK-6YK)*0.05)*	-
8)	NET DISTRIBUTABLE PROFIT (=)	*(5-6-7)*	12,553,996,121	*(5-6-7)*	2,328,965,870
9)	Donations made during the year		3,919,568,520		
10)	Net distributable profit including donations that is the base of calculation of first legal reserves	*(8+9)*	16,473,564,641		
11)	First Dividend	*(10*the minimum rate determined by the CMB)*	3,294,712,928		246,221,798
a	*-Cash*		3,294,712,928		246,221,798
b	*-Share*				
	-Total		3,294,712,928		246,221,798
12)	Dividend paid to preference shares	*Amount of the dividend for privileged shareholders in accordance with the articles of Association*			
13)	Dividends paid to Board Members, employees and etc.				
14)	Dividend paid to Redeemed Share Owners				
15)	Secondary Dividend		2,982,285,132		
16)	Secondary Legal Reserves	*((11+12+13+14+15)-(1*0.05))/10*	616,699,806		
17)	Status Reserves				
18)	Special Reserves				
19)	EXTRA ORDINARY RESERVES	*8-(11a+12+13+14+16+17+18)*	5,660,298,254		
20)	Other Distributable Sources				6,030,776,262
	-Prior years' profits				*4,691,099,817*
	-Ekstra Ordinary Reserves				
	-Other Distributable Reserves in accordance with legislation and Articles of Association				*1,339,676,445*

(*) It has been resolved to distribute TRY 246,221,798 of the total gross profit to be distributed in cash from the net distributable profit for the period in the statutory books.

(**) The amount of TRY 4,691,099,817- within total amount of TRY 6,276,998,060- which shall be distributed in cash, shall be distributed from statutory previous year's profit, TRY 1,339,676,445 shall be distributed from distributable legal reserves and TRY 246,221,798 shall be distributed from current period profit.

(***)It has been resolved to allocate a total of TRY 4,691,099,817 from the gross profit amounting to TRY 6,030,776,262.56 for distribution in cash, sourced from retained earnings recorded in the statutory books, and TRY 1,339,676,445 from other reserves distributable in accordance with the Law and Articles of Association. Consequently, out of the overall gross amount of TRY 6,276,998,060 earmarked for cash distribution, TRY 6,030,776,262.56 will be disbursed from alternate sources in the statutory records, while TL 246,221,798 will be distributed from the net distributable profit for the period as recorded in the statutory books.

Note: Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

Gross Cash Dividend to be Paid per Ordinary Share with a nominal value of TRY 1 (TRY)	Net Cash Dividend to be Paid per Ordinary Share with a nominal value of TRY 1 (TRY)	Finalized Cash Dividend Distribution Date
2.8531809	2.5678628	05.12.2024

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer